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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

     On September 17, 2001, HP issued a press release announcing that HP had resumed its normal stock repurchase activities, and that it has authorization of approximately $1.8 billion available for the repurchase of shares as part of the repurchase programs. The text of the press release follows.

                  HP ANNOUNCES RESUMPTION OF SHARE REPURCHASES


PALO ALTO, Calif., Sept. 17, 2001 -- Hewlett-Packard Company (NYSE:HWP) today announced that it has resumed its normal stock repurchase activities. The company has authorization of approximately $1.8 billion available for the repurchase of shares as part of the company's share repurchase programs. These programs had been suspended during the negotiation of the HP and Compaq Computer Corp. merger agreement, which was announced on Sept. 4.

"We have enormous confidence in the underlying strength of the U.S. economy and the long-term health of the technology sector," said Carly Fiorina, chairman and chief executive offer. "We're also confident in the power of the HP/Compaq combination and the value it will create for shareowners, customers, partners and employees. Therefore, at current price levels, we believe HP's stock represents a compelling investment opportunity for the company."

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at HTTP://WWW.HP.COM.

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This news release and the attached fact sheet contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is

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set forth in the proxy statement for HP's 2001 Annual Meeting of
Stockholders, which was filed with the SEC on January 25, 2001. In addition to those interests (i) Ms. Fiorina will continue to be the Chairman of the Board and Chief Executive Officer of HP following the Merger, and Mr. Wayman will continue to be Executive Vice President and Chief Financial Officer of HP following the Merger, and (ii) HP has agreed to negotiate in good faith with Ms. Fiorina and Mr. Wayman regarding the terms of their continuing employment by HP following the Merger. If and to the extent that Ms. Fiorina or Mr. Wayman will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. In addition to those interests (i) Mr. Capellas will become a director and the President of HP following the Merger, and (ii) HP has agreed to negotiate in good faith with Mr. Capellas regarding the other terms of his employment by HP following the Merger. HP has also agreed that four members of Compaq's board of directors (in addition to Mr. Capellas), who have not been named as of the date of this filing, will become directors of HP following the Merger. In connection with the Merger, Compaq also amended the employment agreements between Compaq, Mr. Capellas and certain of its other executive officers by, among other things, providing for the payment of a retention bonus upon the completion of the Merger and on the one year anniversary thereof. These retention bonuses will offset the severance to which these executive officers would otherwise be entitled to receive under their preexisting agreements upon the termination of their employment without good reason following a change of control. If and to the extent that Mr. Capellas will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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